Media Contact: David Rubinger 404.502.1240 / david.rubinger@statebt.com
Investor Relations Contact: Jeremy Lucas 404.239.8626 / jeremy.lucas@statebt.com

State Bank Financial Corporation Reports Third Quarter Financial Results

▪	Third quarter 2014 net income of $11.5 million, or $.34 per diluted share

▪	Continued growth in organic loans and noninterest-bearing deposits

▪	Purchased loan portfolio from an FDIC-assisted transaction in July

ATLANTA, GA, October 23, 2014 - State Bank Financial Corporation (NASDAQ: STBZ) today announced unaudited financial results for the quarter ended September 30, 2014. Net income for the third quarter of 2014 was $11.5 million, compared to $4.3 million for the third quarter of 2013 and $7.5 million for the second quarter of 2014. Fully diluted earnings per share were $.34 in the third quarter of 2014 compared to $.13 in the third quarter of 2013 and $.22 in the second quarter of 2014.

Joe Evans, Chairman and CEO, commented, "Strong organic growth in demand deposits, loans and payroll revenue reflect successful execution of our core business strategies.  Furthermore, the July acquisition of a $42.6 million loan portfolio will leverage our core competency in profitably managing problem assets and help keep a healthy stream of accretion flowing through our income statement."

For clarity in this release, State Bank has previously classified loans as noncovered and covered, which primarily referred to whether or not they were subject to coverage under loss share agreements with the FDIC. These two categories will now be disclosed as organic and purchased credit impaired, respectively. In future quarters, we will add a third category, purchased non-credit impaired, which will include performing loans from Bank of Atlanta next quarter and First Bank of Georgia after the transaction closes.

Operating Highlights

Net interest income was $38.0 million in the third quarter of 2014, up from $33.1 million in the second quarter of 2014, and down from $44.4 million in the third quarter of 2013. Accretion income on loans was $21.1 million in the third quarter of 2014, up from $17.1 million in the second quarter of 2014. The linked-quarter increase in accretion income was due to gains from purchased loan pools closing out in the third quarter of 2014. Interest income on organic loans for the third quarter of 2014 was $16.2 million, up from $15.4 million in the prior quarter and $15.8 million in the third quarter of 2013. Interest expense of $1.9 million in the third quarter of 2014 was essentially flat with the prior quarter but down $124 thousand compared to the prior year period. Cost of funds for the third quarter of 2014 was 35 basis points, unchanged versus the prior quarter but down three basis points from the prior year period.

The organic loan portfolio continued to perform well in the third quarter of 2014 as past due loans declined for the second straight quarter to 10 basis points of organic loans. The provision for loan losses on organic loans was $1.0 million in the third quarter of 2014 and was primarily attributable to loan growth in the quarter. The provision on purchased credit impaired loans, net of the FDIC benefit, was a negative $584 thousand in the third quarter of 2014 due to cash flows on purchased credit impaired loans exceeding estimated cash flows.

Noninterest income, excluding amortization of the FDIC receivable for loss share agreements (which we refer to as the indemnification asset), was $3.6 million for the third quarter of 2014, up from $3.3 million in the second quarter of 2014 partially due to higher payroll fee income.

Total noninterest income for the third quarter of 2014, which includes amortization of the indemnification asset, was $3.4 million compared to $1.4 million in the second quarter of 2014 and negative $14.5 million in the third quarter of 2013. Amortization of the indemnification asset negatively impacted noninterest income by only $196 thousand in the third quarter of 2014, compared to $1.9 million in the second quarter of 2014 and $19.0 million in the third quarter of 2013.

Total noninterest expense for the third quarter of 2014 was $22.5 million, up $434 thousand from the second quarter of 2014 but down $614 thousand from the third quarter of 2013. The third quarter included approximately $223 thousand of merger expenses related to the two acquisitions announced in the second quarter of 2014.

Financial Condition

Total assets at September 30, 2014 were $2.64 billion, up from $2.58 billion at June 30, 2014 and $2.53 billion at September 30, 2013. Period-end organic loans increased to $1.29 billion at September 30, 2014, a net increase of $61.6 million, or 5.0%, from the second quarter of 2014. Period-end organic loans comprised 85.9% of total gross loans at September 30, 2014. Average organic loans increased $53.5 million in the quarter. Purchased credit impaired loans increased to $212.8 million as a result of the purchased loan portfolio from the FDIC. Total net loans were $1.48 billion at September 30, 2014, up $71.5 million from the second quarter of 2014 and $51.1 million from the third quarter of 2013.

Total deposits at September 30, 2014 were $2.16 billion, up from $2.12 billion at the end of the second quarter of 2014 and $2.05 billion at the end of the third quarter of 2013. Noninterest-bearing deposits increased $104.4 million, or 24.8%, from the third quarter of 2013. Period-end noninterest-bearing deposits represented 24.3% of total deposits as of September 30, 2014. Average noninterest-bearing deposits, which increased for the tenth consecutive quarter, were up $29.6 million from the second quarter of 2014 and $72.7 million from the third quarter of 2013.

Tangible book value per share was $13.83 at the end of the third quarter of 2014. State Bank Financial Corporation continues to be well capitalized, ending the quarter with a leverage ratio of 17.16% and a Tier I risk-based capital ratio of 25.67%.

Recent Transactions and Subsequent Events

On June 24, 2014, State Bank announced the signing of a definitive agreement with Georgia-Carolina Bancshares, Inc. and its wholly-owned subsidiary, First Bank of Georgia, in a cash and stock transaction with a purchase price of approximately $82 million, or $22.35 per share. The transaction value at the time of the merger may change due to fluctuations in the price of State Bank Financial Corporation common stock within certain defined parameters. First Bank of Georgia is headquartered in Augusta, Georgia and operates seven banking offices in the Augusta market and mortgage origination offices in the Augusta and Savannah, Georgia markets. At June 30, 2014, First Bank of Georgia had approximately $519 million of total assets, $337 million of loans and $416 million of deposits. The agreement has been unanimously approved by the Boards of Directors of both companies and is anticipated to close in the first quarter of 2015. Completion of the transaction is subject to certain closing conditions, including customary regulatory approvals and approval by the shareholders of Georgia-Carolina Bancshares.

On July 18, 2014, State Bank and Trust Company entered into an agreement with the FDIC to purchase a $42.6 million loan portfolio of a failed bank. This portfolio is reflected in purchased credit impaired balances.

On October 1, 2014, State Bank completed its merger with Atlanta Bancorporation, Inc., that was announced on April 28, 2014. We expect the conversion of Bank of Atlanta's systems into our systems to be completed in December 2014. The consolidation of State Bank and Trust Company’s current midtown Atlanta office into Bank of Atlanta’s existing midtown office is scheduled to occur on December 31, 2014.

Detailed Results

Supplemental tables displaying financial results for the third quarter of 2014, the previous four quarters and year-to-date 2014 are included with this press release.

Conference Call

State Bank Chief Executive Officer Joe Evans, Chief Financial Officer Tom Callicutt and Executive Risk Officer Kim Childers will discuss financial and business results for the quarter on a conference call today at 8:30 a.m. EDT. The dial in number is 1.800.925.3017. Please allow time to register your name and affiliation/company prior to the start of the call. A replay of the conference call will be available shortly after the call's completion in the Investors section on the company's website at www.statebt.com. A slide presentation for today's call is also available in the Investors section on the company's website.

About State Bank Financial Corporation
State Bank Financial Corporation (NASDAQ: STBZ) is the holding company for State Bank and Trust Company, one of Georgia's best-capitalized banks, with approximately $2.6 billion in assets as of September 30, 2014. State Bank has locations in Metro Atlanta and Middle Georgia.
To learn more about State Bank, visit www.statebt.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this news release contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “intend,” “plan,” “seek,” “believe,” “expect,” “strategy,” “future,” “likely,” “project,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements related to our expectations with respect to our future revenue expectations on our acquired loan portfolios, the expected timing of the conversion of Bank of Atlanta’s systems with ours, the timing of the consolidation of our midtown Atlanta office into Bank of Atlanta’s existing midtown Atlanta office and expectations with respect to our proposed merger with Georgia-Carolina Bancshares, Inc., including the expected timing, completion and other effects of the proposed transaction. Such forward-looking statements are subject to risks, uncertainties, and other factors, such as a downturn in the economy, unanticipated losses related to the integration of, and accounting for, acquired assets and assumed liabilities in our acquisition transactions, access to funding sources, greater than expected noninterest expenses, volatile credit and financial markets both domestic and foreign, potential deterioration in real estate values, regulatory changes and excessive loan losses, and, with respect to the proposed transaction with Georgia-Carolina Bancshares, Inc., the inability to obtain the requisite regulatory approvals and meet other closing terms and conditions, any or all of which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Therefore, we can give no assurance that the results contemplated in the forward-looking statements will be realized. The inclusion of this forward-looking information should not be construed as a representation by our company or any person that future events, plans, or expectations contemplated by our company will be achieved. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. See Item 1A, Risk Factors, in our Annual Report on Form 10-K for the year ended December 31, 2013, for a description of some of the important factors that may affect actual outcomes.

Addition Information About the Merger and Where to Find It

In connection with the proposed merger transaction with Georgia-Carolina Bancshares, Inc., State Bank Financial Corporation has filed a registration statement on Form S-4 with the SEC to register State Bank Financial Corporation’s shares that will be issued to Georgia-Carolina Bancshares, Inc.’s shareholders in connection with the transaction. The registration statement includes a proxy statement of Georgia-Carolina Bancshares, Inc. and a prospectus of State Bank Financial Corporation, as well as other relevant documents concerning the proposed transaction. The registration statement and the proxy statement/prospectus filed with the SEC related to the proposed transaction contains important information about State Bank Financial Corporation, Georgia-Carolina Bancshares, Inc. and the proposed transaction and related matters. This document is not yet final and will be amended. WE URGE SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PRELIMINARY PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Security holders may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Security holders may also obtain free copies of the documents filed with the SEC by State Bank Financial Corporation at its website at https://www.statebt.com (which website is not incorporated herein by reference) or by contacting Jeremy Lucas by telephone at 404.239.8626. Security holders may also obtain free copies of the documents filed with the SEC by Georgia-Carolina Bancshares, Inc. at its website at https://www.firstbankofga.com (which website is not incorporated herein by reference) or by contacting Thomas J. Flournoy by telephone at 706.731.6622.

State Bank Financial Corporation, Georgia-Carolina Bancshares, Inc. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Georgia-Carolina Bancshares, Inc. in connection with the proposed merger. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Additional information regarding each of State Bank Financial Corporation’s and Georgia-Carolina Bancshares, Inc.’s respective directors and executive officers, including shareholdings, is included in State Bank Financial Corporation’s definitive proxy statement for 2014, which was filed with the SEC on April 11, 2014, and Georgia-Carolina Bancshares, Inc.’s definitive proxy statement for 2014, which was filed with the SEC on April 14, 2014. You can obtain free copies of this document from State Bank Financial Corporation or Georgia-Carolina Bancshares, Inc., respectively, using the contact information above.

State Bank Financial Corporation 3Q14 Financial Supplement: Table 1 Condensed Consolidated Financial Summary Results Quarterly (Unaudited)

						3Q14 change vs
(Dollars in thousands, except per share amounts)	3Q14	2Q14	1Q14	4Q13	3Q13	2Q14	3Q13

Income Statement Highlights
Total interest income on invested funds	$2,545	$2,522	$2,493	$2,416	$2,587	$23	$(42)
Interest income on loans, including fees	16,189	15,380	15,275	15,861	15,800	809	389
Accretion income on loans	21,110	17,087	26,536	48,065	27,978	4,023	(6,868)
Total interest expense	1,857	1,846	1,894	1,961	1,981	11	(124)
Net interest income	37,987	33,143	42,410	64,381	44,384	4,844	(6,397)
Provision for loan losses on organic loans	1,000	1,000	—	—	905	—	95
Provision for loan losses on purchased credit impaired loans	(584)	(299)	590	(98)	(636)	(285)	52
Amortization of FDIC receivable for loss share agreements	(196)	(1,949)	(15,292)	(31,372)	(18,971)	1,753	18,775
Other noninterest income	3,597	3,318	3,103	3,955	4,471	279	(874)
Noninterest expense	22,510	22,076	23,083	22,718	23,124	434	(614)
Income before income taxes	18,462	11,735	6,548	14,344	6,491	6,727	11,971
Income tax expense	6,958	4,228	2,226	4,927	2,142	2,730	4,816
Net income	$11,504	$7,507	$4,322	$9,417	$4,349	$3,997	$7,155

Common Share Data
Basic net income per share	$.36	$.23	$.13	$.29	$.14	$.13	$.22
Diluted net income per share	.34	.22	.13	.28	.13	.12	.21
Cash dividends declared per share	.04	.04	.03	.03	.03	—	.01
Book value per share	14.20	13.95	13.74	13.62	13.36	.25	.84
Tangible book value per share	13.83	13.58	13.36	13.24	12.97	.25	.86
Market price per share	16.24	16.91	17.69	18.19	15.87	(.67)	.37

Average Balance Sheet Highlights
Organic loans, net of unearned income	$1,246,008	$1,192,494	$1,133,802	$1,144,116	$1,140,052	$53,514	$105,956
Purchased credit impaired loans	215,318	236,178	250,824	258,600	305,487	(20,860)	(90,169)
Assets	2,604,244	2,585,908	2,575,216	2,559,725	2,561,802	18,336	42,442
Deposits	2,125,659	2,108,595	2,088,787	2,089,202	2,077,170	17,064	48,489
Equity	448,982	444,175	439,105	429,494	427,212	4,807	21,770
Tangible common equity	437,038	432,073	426,828	417,030	414,516	4,965	22,522

Key Metrics
Return on average assets (1)	1.75%	1.16%	.68%	1.46%	.67%	.59%	1.08%
Return on average equity (1)	10.17	6.78	3.99	8.70	4.04	3.39	6.13
Yield on earning assets (2)	6.44	5.86	7.71	11.60	8.30	.58	(1.86)
Cost of funds (2)	.35	.35	.36	.37	.38	—	(.03)
Rate on interest-bearing liabilities	.45	.45	.46	.47	.47	—	(.02)
Net interest margin (2)	6.14	5.55	7.38	11.26	7.95	.59	(1.81)
Average equity to average assets	17.24	17.18	17.05	16.78	16.68	.06	.56
Leverage ratio	17.16	16.84	16.67	16.55	16.20	.32	.96
Tier I risk-based capital ratio	25.67	27.06	27.20	27.85	26.18	(1.39)	(.51)
Efficiency ratio (2)	54.28	63.82	76.19	61.28	77.16	(9.54)	(22.88)
Average loans to average deposits	68.75	67.75	66.29	67.14	69.59	1.00	(.84)
Noninterest-bearing deposits to total deposits	24.33	21.82	22.02	22.00	20.50	2.51	3.83
Organic Assets:
Nonperforming loans to total loans	.13	.16	.18	.20	.25	(.03)	(.12)
Nonperforming assets to loans + ORE	.16	.22	.26	.29	.33	(.06)	(.17)

(1)  Net income annualized for the applicable period.
(2)  Interest income annualized for the applicable period and calculated on a fully tax-equivalent basis.

State Bank Financial Corporation 3Q14 Financial Supplement: Table 2 Condensed Consolidated Balance Sheets Quarterly (Unaudited)

						3Q14 change vs
(Dollars in thousands)	3Q14	2Q14	1Q14	4Q13	3Q13	2Q14	3Q13

Assets
Cash and amounts due from depository institutions	$17,209	$8,333	$7,314	$8,518	$7,888	$8,876	$9,321
Interest-bearing deposits in other financial institutions	459,271	499,400	549,593	590,231	399,267	(40,129)	60,004
Cash and cash equivalents	476,480	507,733	556,907	598,749	407,155	(31,253)	69,325
Investment securities available-for-sale	532,447	494,874	454,053	387,048	374,838	37,573	157,609
Loans receivable:
Organic loans	1,291,923	1,230,304	1,166,913	1,123,475	1,164,854	61,619	127,069
Purchased credit impaired loans (1)	212,802	211,302	246,279	257,494	290,077	1,500	(77,275)
Allowance for loan losses on organic loans	(18,828)	(17,885)	(16,858)	(16,656)	(16,427)	(943)	(2,401)
Allowance for loan losses on purchased credit impaired loans	(8,403)	(17,722)	(19,182)	(17,409)	(12,075)	9,319	3,672
Net loans	1,477,494	1,405,999	1,377,152	1,346,904	1,426,429	71,495	51,065
Mortgage loans held for sale	1,283	726	1,552	897	885	557	398
Other real estate owned (2)	15,169	23,938	38,437	47,187	52,625	(8,769)	(37,456)
Premises and equipment, net	34,696	34,820	34,592	33,318	33,988	(124)	708
Goodwill	10,381	10,381	10,381	10,381	10,381	—	—
Other intangibles, net	1,511	1,663	1,824	1,986	2,150	(152)	(639)
FDIC receivable for loss share agreements, net	19,999	39,250	65,248	103,160	156,549	(19,251)	(136,550)
Other assets	71,915	60,896	77,232	71,075	62,101	11,019	9,814
Total assets	$2,641,375	$2,580,280	$2,617,378	$2,600,705	$2,527,101	$61,095	$114,274
Liabilities and Shareholders’ Equity
Noninterest-bearing deposits	$524,634	$461,434	$471,414	$468,138	$420,269	$63,200	$104,365
Interest-bearing deposits	1,631,340	1,653,779	1,669,647	1,660,187	1,629,642	(22,439)	1,698
Total deposits	2,155,974	2,115,213	2,141,061	2,128,325	2,049,911	40,761	106,063
Securities sold under agreements to repurchase	—	—	—	1,216	1,082	—	(1,082)
Notes payable	2,776	2,779	4,371	5,682	5,690	(3)	(2,914)
Other liabilities	24,348	13,981	30,507	28,299	41,825	10,367	(17,477)
Total liabilities	2,183,098	2,131,973	2,175,939	2,163,522	2,098,508	51,125	84,590
Total shareholders’ equity	458,277	448,307	441,439	437,183	428,593	9,970	29,684
Total liabilities and shareholders’ equity	$2,641,375	$2,580,280	$2,617,378	$2,600,705	$2,527,101	$61,095	$114,274

Capital Ratios
Average equity to average assets	17.24%	17.18%	17.05%	16.78%	16.68%	.06%	.56%
Leverage ratio	17.16	16.84	16.67	16.55	16.20	.32	.96
Tier I risk-based capital ratio	25.67	27.06	27.20	27.85	26.18	(1.39)	(.51)
Total risk-based capital ratio	26.93	28.32	28.47	29.11	27.44	(1.39)	(.51)

Shares Issued and Outstanding
Common stock	32,271,466	32,130,645	32,123,645	32,094,145	32,076,645	140,821	194,821

(1)  Loans covered by loss share agreements with the FDIC were approximately $163.4 million at 3Q14, $211.3 million at 2Q14, $246.3 million at 1Q14, $257.5 million at 4Q13 and $290.1 million at 3Q13.
(2) Other real estate owned covered by loss share agreements with the FDIC were approximately $11.2 million at 3Q14, $23.2 million at 2Q14, $37.5 million at 1Q14, $46.2 million at 4Q13 and $51.7 million at 3Q13.

State Bank Financial Corporation 3Q14 Financial Supplement: Table 3 Condensed Consolidated Income Statements Quarterly (Unaudited)

						3Q14 change vs
(Dollars in thousands, except per share amounts)	3Q14	2Q14	1Q14	4Q13	3Q13	2Q14	3Q13

Net Interest Income:
Interest income on invested funds	$2,545	$2,522	$2,493	$2,416	$2,587	$23	$(42)
Interest income on loans, including fees	16,189	15,380	15,275	15,861	15,800	809	389
Accretion income on loans	21,110	17,087	26,536	48,065	27,978	4,023	(6,868)
Total interest expense	1,857	1,846	1,894	1,961	1,981	11	(124)
Net interest income	37,987	33,143	42,410	64,381	44,384	4,844	(6,397)
Provision for loan losses on organic loans	1,000	1,000	—	—	905	—	95
Provision for loan losses on purchased credit impaired loans	(584)	(299)	590	(98)	(636)	(285)	52
Net interest income after provision for loan losses	37,571	32,442	41,820	64,479	44,115	5,129	(6,544)
Noninterest Income:
Amortization of FDIC receivable for loss share agreements	(196)	(1,949)	(15,292)	(31,372)	(18,971)	1,753	18,775
Service charges on deposits	1,206	1,196	1,158	1,304	1,353	10	(147)
Mortgage banking income	191	163	159	153	260	28	(69)
Gain on sale of investment securities	—	12	11	—	717	(12)	(717)
Payroll fee income	875	822	953	879	727	53	148
ATM income	621	636	590	604	604	(15)	17
Bank-owned life insurance income	333	329	329	333	342	4	(9)
Other	371	160	(97)	682	468	211	(97)
Total noninterest income	3,401	1,369	(12,189)	(27,417)	(14,500)	2,032	17,901
Noninterest Expense:
Salaries and employee benefits	14,644	14,575	15,077	14,500	14,794	69	(150)
Occupancy and equipment	2,440	2,314	2,529	2,330	2,431	126	9
Legal and professional fees	1,074	996	1,014	1,154	954	78	120
Marketing	453	548	332	369	457	(95)	(4)
Federal deposit insurance premiums and other regulatory fees	356	337	334	303	939	19	(583)
Loan collection and OREO costs	—	(32)	624	733	374	32	(374)
Data processing	1,758	1,714	1,672	1,595	1,551	44	207
Amortization of intangibles	152	161	162	164	299	(9)	(147)
Other	1,633	1,463	1,339	1,570	1,325	170	308
Total noninterest expense	22,510	22,076	23,083	22,718	23,124	434	(614)
Income Before Income Taxes	18,462	11,735	6,548	14,344	6,491	6,727	11,971
Income tax expense	6,958	4,228	2,226	4,927	2,142	2,730	4,816
Net Income	$11,504	$7,507	$4,322	$9,417	$4,349	$3,997	$7,155

Net Income Per Share
Basic	$.36	$.23	$.13	$.29	$.14	$.13	$.22
Diluted	.34	.22	.13	.28	.13	.12	.21
Weighted Average Shares Outstanding
Basic	32,206,889	32,126,260	32,094,473	32,086,781	31,998,901	80,629	207,988
Diluted	33,755,595	33,589,797	33,644,135	33,519,550	33,296,650	165,798	458,945

State Bank Financial Corporation 3Q14 Financial Supplement: Table 4 Condensed Consolidated Income Statements Year to Date (Unaudited)
	Nine Months Ended September 30		YTD Change
(Dollars in thousands, except per share amounts)	2014	2013

Net Interest Income:
Total interest income on invested funds	$7,560	$7,782	$(222)
Interest income on loans, including fees	46,844	45,315	1,529
Accretion income on loans	64,733	74,401	(9,668)
Total interest expense	5,597	5,972	(375)
Net interest income	113,540	121,526	(7,986)
Provision for loan losses on organic loans	2,000	1,920	80
Provision for loan losses on purchased credit impaired loans	(293)	(4,309)	4,016
Net interest income after provision for loan losses	111,833	123,915	(12,082)
Noninterest Income:
Amortization of FDIC receivable for loss share agreements	(17,437)	(56,512)	39,075
Service charges on deposits	3,560	3,852	(292)
Mortgage banking income	513	855	(342)
Gain on sale of investment securities	23	1,081	(1,058)
Payroll fee income	2,650	2,264	386
ATM income	1,847	1,844	3
Bank-owned life insurance income	991	1,021	(30)
Other	434	1,899	(1,465)
Total noninterest income	(7,419)	(43,696)	36,277
Noninterest Expense:
Salaries and employee benefits	44,296	47,736	(3,440)
Occupancy and equipment	7,283	7,437	(154)
Legal and professional fees	3,084	3,835	(751)
Marketing	1,333	1,135	198
Federal insurance premiums and other regulatory fees	1,027	2,012	(985)
Loan collection and OREO costs	592	3,606	(3,014)
Data processing	5,144	4,492	652
Amortization of intangibles	475	1,038	(563)
Other	4,435	3,958	477
Total noninterest expense	67,669	75,249	(7,580)
Income Before Income Taxes	36,745	4,970	31,775
Income tax expense	13,412	1,640	11,772
Net Income	$23,333	$3,330	$20,003

Net Income Per Share
Basic	$.73	$.10	$.63
Diluted	.69	.10	.59
Weighted Average Shares Outstanding
Basic	32,142,953	31,942,470	200,483
Diluted	33,663,588	33,215,846	447,742

State Bank Financial Corporation 3Q14 Financial Supplement: Table 5 Condensed Consolidated Composition of Loans and Deposits at Period Ends Quarterly (Unaudited)

						3Q14 change vs
(Dollars in thousands)	3Q14	2Q14	1Q14	4Q13	3Q13	2Q14	3Q13

Composition of Loans
Organic loans:
Construction, land & land development	$324,008	$271,525	$259,488	$251,043	$285,855	$52,483	$38,153
Other commercial real estate	591,672	616,418	593,260	550,474	552,579	(24,746)	39,093
Total commercial real estate	915,680	887,943	852,748	801,517	838,434	27,737	77,246
Commercial & industrial	57,021	55,555	28,140	30,145	27,573	1,466	29,448
Owner-occupied real estate	164,514	167,129	171,221	174,858	181,882	(2,615)	(17,368)
Total commercial & industrial	221,535	222,684	199,361	205,003	209,455	(1,149)	12,080
Residential real estate	80,231	75,683	67,896	66,835	63,386	4,548	16,845
Consumer	9,445	7,997	8,320	9,259	7,181	1,448	2,264
Other	65,032	35,997	38,588	40,861	46,398	29,035	18,634
Total organic loans	1,291,923	1,230,304	1,166,913	1,123,475	1,164,854	61,619	127,069
Purchased credit impaired loans:
Construction, land & land development	25,463	23,851	30,770	35,383	40,268	1,612	(14,805)
Other commercial real estate	54,573	54,212	65,599	67,573	77,040	361	(22,467)
Total commercial real estate	80,036	78,063	96,369	102,956	117,308	1,973	(37,272)
Commercial & industrial	2,785	3,070	4,216	4,271	6,378	(285)	(3,593)
Owner-occupied real estate	48,834	43,409	52,791	54,436	55,723	5,425	(6,889)
Total commercial & industrial	51,619	46,479	57,007	58,707	62,101	5,140	(10,482)
Residential real estate	80,859	86,371	92,509	95,240	109,806	(5,512)	(28,947)
Consumer	283	378	382	574	838	(95)	(555)
Other	5	11	12	17	24	(6)	(19)
Total purchased credit impaired loans	212,802	211,302	246,279	257,494	290,077	1,500	(77,275)
Total loans	$1,504,725	$1,441,606	$1,413,192	$1,380,969	$1,454,931	$63,119	$49,794
Composition of Deposits
Noninterest-bearing demand deposits	$524,634	$461,434	$471,414	$468,138	$420,269	$63,200	$104,365
Interest-bearing transaction accounts	377,220	387,855	382,697	367,983	304,085	(10,635)	73,135
Savings and money market deposits	910,488	898,833	903,198	892,136	908,410	11,655	2,078
Time deposits less than $100,000	147,420	155,918	162,002	168,611	177,634	(8,498)	(30,214)
Time deposits $100,000 or greater	107,143	112,705	116,858	124,827	132,538	(5,562)	(25,395)
Brokered and wholesale time deposits	89,069	98,468	104,892	106,630	106,975	(9,399)	(17,906)
Total deposits	$2,155,974	$2,115,213	$2,141,061	$2,128,325	$2,049,911	$40,761	$106,063

State Bank Financial Corporation 3Q14 Financial Supplement: Table 6 Condensed Consolidated Organic Asset Quality Data Quarterly (Unaudited)

						3Q14 change vs
	3Q14	2Q14	1Q14	4Q13	3Q13	2Q14	3Q13

Nonperforming assets:
Nonaccrual loans	$740	$1,063	$1,265	$1,396	$1,978	$(323)	$(1,238)
Troubled debt restructurings	875	875	866	869	876	—	(1)
Total nonperforming loans	1,615	1,938	2,131	2,265	2,854	(323)	(1,239)
Other real estate owned	410	729	901	965	974	(319)	(564)
Total nonperforming assets	2,025	2,667	3,032	3,230	3,828	(642)	(1,803)
Allowance for loan losses:
Charge-offs	$87	$79	$136	$67	$330	$8	$(243)
Recoveries	30	106	338	296	47	(76)	(17)
Net charge-offs (recoveries)	$57	$(27)	$(202)	$(229)	$283	$84	$(226)
Ratios:
Annualized QTD charge-offs (recoveries) to total average loans	.02%	(.01)%	(.07)%	(.08)%	.10%	.03%	(.08)%
Nonperforming loans to total loans	.13	.16	.18	.20	.25	(.03)	(.12)
Nonperforming assets to loans + ORE	.16	.22	.26	.29	.33	(.06)	(.17)
Past due loans to total loans	.10	.13	.14	.09	.10	(.03)	—
Allowance for loan losses to loans	1.46	1.45	1.44	1.48	1.41	.01	.05

State Bank Financial Corporation 3Q14 Financial Supplement: Table 7 Condensed Consolidated Average Balances and Yield Analysis Quarterly (Unaudited)

						3Q14 change vs
(Dollars in thousands)	3Q14	2Q14	1Q14	4Q13	3Q13	2Q14	3Q13
Selected Average Balances
Interest-bearing deposits in other financial institutions	$476,190	$490,009	$518,362	$489,046	$398,391	$(13,819)	$77,799
Taxable investment securities	519,081	475,739	425,158	374,416	369,485	43,342	149,596
Nontaxable investment securities	4,407	5,501	5,538	5,559	5,836	(1,094)	(1,429)
Organic loans, net of unearned income (1)	1,246,008	1,192,494	1,133,802	1,144,116	1,140,052	53,514	105,956
Purchased credit impaired loans	215,318	236,178	250,824	258,600	305,487	(20,860)	(90,169)
Total earning assets	2,461,004	2,399,921	2,333,684	2,271,737	2,219,251	61,083	241,753
Total nonearning assets	143,240	185,987	241,532	287,988	342,551	(42,747)	(199,311)
Total assets	2,604,244	2,585,908	2,575,216	2,559,725	2,561,802	18,336	42,442
Interest-bearing transaction accounts	376,052	376,143	357,988	338,502	320,168	(91)	55,884
Savings & money market deposits	896,503	892,168	894,994	909,999	908,275	4,335	(11,772)
Time deposits less than $100,000	151,358	159,296	165,158	173,061	181,865	(7,938)	(30,507)
Time deposits $100,000 or greater	109,472	114,652	122,217	129,384	137,147	(5,180)	(27,675)
Brokered and wholesale time deposits	96,743	100,395	106,555	106,676	106,918	(3,652)	(10,175)
Notes payable	2,778	3,365	5,212	5,686	5,695	(587)	(2,917)
Securities sold under agreements to repurchase	—	—	727	675	2,438	—	(2,438)
Total interest-bearing liabilities	1,632,906	1,646,019	1,652,851	1,663,983	1,662,506	(13,113)	(29,600)
Noninterest-bearing deposits	495,531	465,941	441,875	431,580	422,797	29,590	72,734
Other liabilities	26,825	29,773	41,385	34,668	49,287	(2,948)	(22,462)
Shareholders’ equity	448,982	444,175	439,105	429,494	427,212	4,807	21,770
Total liabilities and shareholders' equity	2,604,244	2,585,908	2,575,216	2,559,725	2,561,802	18,336	42,442

Interest Margins (2)
Interest-bearing deposits in other financial institutions	.26%	.26%	.27%	.27%	.31%	—%	(.05)%
Taxable investment securities	1.70	1.84	2.03	2.19	2.42	(.14)	(.72)
Nontaxable investment securities, tax-equivalent basis (3)	1.71	2.33	2.34	2.28	2.31	(.62)	(.60)
Organic loans, tax-equivalent basis (4)	5.18	5.20	5.49	5.53	5.52	(.02)	(.34)
Purchased credit impaired loans	38.90	29.02	42.91	73.74	36.34	9.88	2.56
Total earning assets	6.44%	5.86%	7.71%	11.60%	8.30%	.58%	(1.86)%
Interest-bearing transaction accounts	.13	.12	.12	.11	.11	.01	.02
Savings & money market deposits	.46	.45	.44	.43	.42	.01	.04
Time deposits less than $100,000.51		.53	.54	.55	.57	(.02)	(.06)
Time deposits $100,000 or greater	.63	.66	.69	.67	.71	(.03)	(.08)
Brokered and wholesale time deposits	1.08	.95	.93	.93	.93	.13	.15
Notes payable	9.00	10.37	11.52	11.44	11.49	(1.37)	(2.49)
Securities sold under agreements to repurchase	—	—	—	—	.16	—	(.16)
Total interest-bearing liabilities	.45	.45	.46	.47	.47	—	(.02)
Net interest spread	5.99	5.41	7.25	11.13	7.83	.58	(1.84)
Net interest margin	6.14%	5.55%	7.38%	11.26%	7.95%	.59%	(1.81)%

(1)  Includes average nonaccrual loans of $1,742 for 3Q14, $1,970 for 2Q14, $2,098 for 1Q14, $2,642 for 4Q13, and $2,371 for 3Q13.
(2)  Interest income annualized for the applicable period.
(3)  Reflects taxable equivalent adjustments using the federal statutory tax rate of 35% in adjusting interest on tax-exempt securities to a fully taxable basis. The taxable equivalent adjustments included above amount to $6 for 3Q14, $11 for 2Q14, $11 for 1Q14, $11 for 4Q13, and $12 for 3Q13.
(4)  Reflects taxable equivalent adjustments using the federal statutory tax rate of 35% in adjusting tax-exempt loan interest income to a fully taxable basis. The taxable equivalent adjustments included above amount to $75 for 3Q14, $66 for 2Q14, $65 for 1Q14, $97 for 4Q13, and $72 for 3Q13.